Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrabe 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                                        No  X
                            -----                                  ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Press Release issued January 21, 2003 regarding Corrosion Protection contract with Australian Magnesium Operations.

                                    EXHIBIT 1
                                    ---------

SGL Carbon wins EUR 27 million Corrosion Protection Contract; Hydrochloric Acid
           Synthesis Unit and Pumps for Australian Magnesium Producer

    WIESBADEN, Germany--Jan. 21, 2003--

             Largest Corrosion Protection Contract in the
                       History of the Business

     The SGL Carbon Group recently won a contract for over (EUR)27 million to produce corrosion protection equipment for one of the world's largest magnesium producers, Australian Magnesium Operations (AMO), based in Brisbane (Australia).
     This means that SGL Carbon's Corrosion Protection business, which focuses on industrial corrosion protection, has won the largest contract in its history.
     SGL Carbon's subsidiary SGL Acotec GmbH, based in Siershahn, Germany, will provide AMO with a complete hydrochloric acid synthesis unit (methane chloride synthesis process) as well as 42 high-performance graphite pumps for its large-scale magnesium metal production plant in Stanwell (Australia) by mid-2004. The plant will have an annual capacity of 90,000 tons of magnesium.
     Dr. Thomas Kosack, managing director of SGL Acotec and head of Corrosion Protection, commented on the signing of the deal as follows, "This contract from Australia is testimony to our strong position as a global leader in industrial corrosion protection. The consistent implementation of our systems approach by providing a full-service package to the customer is just as important to our success as the ongoing development of our product and service portfolio, with strong focus on needs of both the market and our customers."

     Important Notice:

     This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: The SGL Carbon Group
             Media Relations: Stefan Wortmann, +49 611 60 29 105
             Fax: +49 6 11 60 29 101; Mobile: +49 170 540 2667
             stefan.wortmann@sglcarbon.de; www.sglcarbon.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SGL CARBON Aktiengesellschaft



Date: January 21, 2003          By:  /s/ Robert J. Kohler
                                     ------------------------------
                                     Name:  Robert J. Koehler
                                     Title: Chairman of the Board of Management


                                     By:    /s/ Dr. Bruno Toniolo
                                            -----------------------------
                                     Name:  Dr. Bruno Toniolo
                                     Title: Member of the Board of Management